Media Release

PacNet to Appoint Independent Directors and Comply with NASDAQ Rules

SINGAPORE, December 7, 2006 – On November 29, 2006, in response to a request by the NASDAQ Stock Market, Inc. (“NASDAQ”) for a specific plan and timetable for achieving compliance with NASDAQ Marketplace Rules 4350(d)(2), 4350(c)(3) and 4350(c)(4) (the “Rules”) in relation to composition of its audit, compensation and nominations committees respectively, Pacific Internet Limited (NASDAQ: PCNTF) (the ''Company’’ or “PacNet”) submitted its timetable and compliance plan containing the names and biographies of potential candidates for appointment to its Board of Directors. PacNet informed that it intends to appoint three independent directors to its Board who will also be appointed to the Company’s audit, compensation and nominations committees.

On December 5, 2006, NASDAQ responded to the Company informing that it believes that the Company has provided a definitive plan evidencing its ability to achieve and sustain compliance with the Rules and as such has determined to grant an extension of time until February 28, 2007 for the Company to achieve compliance with the Rules.

The Company intends to be fully compliant with the Rules by or before February 28, 2007 and remains committed to its listing on NASDAQ.

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Editors’ Notes
About Pacific Internet Limited
Pacific Internet Limited or PacNet (Nasdaq: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The company has direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of Internet data, voice and video services to corporate business and consumer customers. For more information, visit www.pacnet.com.

Cautionary Statement
Statements made in this press release with respect to Pacific Internet’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Pacific Internet. Forward-looking statements include but are not limited to those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will, “would”, “should”, “could”, “may” and “might”. These statements reflect management’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where Pacific Internet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) Pacific Internet’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which Pacific Internet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. Pacific Internet assumes no obligation to update any such statements.

Media & Analyst Contacts

Media
Bernard Ho
Pacific Internet Limited
Direct: +65-6771 0433
Mobile: +65-9782-3393
Email: bernard.ho@pacific.net.sg

Investor & Analyst
Mervin Wang
Pacific Internet Limited
Direct: +65-6771-0780
Mobile: +65-9798-6077
Email: investor@pacific.net.sg